Hisham A. Kader
Chief Financial Officer

TEL +1-212-492-1183
FAX +1-212-492-8922
hkader@wpcarey.com

January 13, 2016

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Jaime G. John

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549-0405

Re:      Carey Watermark Investors Incorporated
Form 10-K for the Fiscal Year Ended
December 31, 2014
Filed March 12, 2015

File No. 000-54263

Schedule 14A

Filed April 27, 2015

File No. 000-54263

Form 8-K
Filed January 13, 2015

File No. 000-54263

Dear Ms. John:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated December 22, 2015 with respect to the Form 10-K for the year ended December 31, 2014 filed by Carey Watermark Investors Incorporated (the “Company” or “CWI 1”), the Schedule 14A filed by the Company on April 27, 2015 and the Form 8-K filed by the Company on January 13, 2015.  Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.

Ms. Jaime G. John

United States Securities and Exchange Commission

January 13, 2016

Form 10-K for the fiscal year ended December 31, 2014

Item 1A. Risk Factors, page 6

1.   We note your risk factor disclosure on page 6 that to date substantially all of your cash distributions have been sourced from offering proceeds. In future Exchange Act periodic filings, to the extent there is a shortfall in distribution coverage from cash flow from operations or funds from operations, please revise your risk factor to specify the percentage of the shortfall in distribution coverage for the reporting period.

The Company will prospectively revise future filings to present the percentage of the shortfall in distribution coverage for the reporting period, to the extent there is a shortfall in distribution coverage from cash flow from operations or funds from operations (“FFO”).

Distributions, page 38

2.   In future Exchange Act periodic filings, please expand this section to highlight the relationship between distributions paid, including amounts reinvested through the DRIP, and the amount of cash flow from operations for the reporting period. Please also disclose the sources to cover any shortfall, as applicable. In addition, please show the relationship between distributions paid, including amounts reinvested through the DRIP, and earnings or FFO for the reporting period.

The Company will prospectively revise future filings to present the distributions paid, including amounts reinvested through the DRIP, and cash flow from operations and FFO. If applicable, the Company will also disclose the sources to cover any shortfall.

Redemptions, page 38

3.   We note your disclosure that during the year ended December 31, 2014 you redeemed 256,111 shares of your common stock, at an average price of $9.65. In future Exchange Act periodic filings, please provide the number of redemption requests received for the reporting period.

The Company will prospectively revise future filings to provide the number of redemption requests received for the reporting period. For the information of the Staff, the Company fulfilled 100% of valid redemption requests received in 2014.

Ms. Jaime G. John

United States Securities and Exchange Commission

January 13, 2016

Item 7. Management’s Discussion and Analysis of Financial and Results of Operations

FFO and MFFO, page 42

4.   We note that you reconcile Funds from Operations (FFO) from Net loss attributable to CWI stockholders. Based upon your reconciliation, it appears that FFO represents FFO attributable to CWI stockholders. Please revise your presentation in future filings to clearly label FFO as FFO attributable to stockholders. Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

The Company respectfully advises the Staff that it has labeled FFO as FFO attributable to CWI stockholders beginning with its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (see page 37 of that report). The Company does not currently file earnings releases on Form 8-K but will continue to include this presentation in all future filings where FFO is presented.

Schedule 14A filed April 27, 2015

Compensation of Directors and Executive Officers – Fiscal 2014, page 12

5.   We note that your subadvisor provides you with the services of Michael G. Medzigian, your chief executive officer. In future Exchange Act filings that include disclosure under Item 402 of Regulation S-K, please specify any amounts reimbursed to your subadvisor or advisor for salaries or benefits of a named executive officer.

The Company respectfully advises the Staff that the disclosure on page 12 specifies all amounts reimbursed to our subadvisor or advisor for salaries or benefits of a named executive officer. The Company, however, will prospectively revise future filings to clarify the disclosure of the amounts being reimbursed.

Form 8-K filed on January 13, 2015

Item 8.01 Other Events

6.   In future filings, please consider supplementing your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties, as adjusted for related capital expenditures, and the value assigned to your properties.

The Company will prospectively revise future filings to present an analysis of the relationship between the aggregate purchase price of the Company’s properties, as adjusted for related capital expenditures, and the value assigned to the properties.

Ms. Jaime G. John

United States Securities and Exchange Commission

January 13, 2016

7.   We note your disclosure regarding NAV per share as of September 30, 2014. We further note that you have previously disclosed NAV per share as of September 30, 2013. In future filings, please also include the NAV estimate for the prior period.

The Company will prospectively revise future filings to present the NAV estimate for the prior period.

8.   We note that you use and disclose a range of discount rates and residual capitalization rates to estimate the fair value of your real estate portfolio and related debt. Please provide to us a quantitative sensitivity illustration of your estimated NAV based on a change in your discount rate and residual capitalization rate and tell us how you considered including such an analysis for either or both of these assumptions in your filing.

In response to the Staff’s comment, the Company is supplementally providing a quantitative sensitivity illustration of estimated NAV based on a change in the discount rate and residual capitalization rate. The estimated NAV was calculated by the Company relying in part on an appraisal of the fair market value of the real estate portfolio at September 30, 2014, provided by PKF Consulting USA, LLC (“PKF”) and estimates of the fair market value of our mortgage debt at the same date provided by Robert A. Stanger & Co., Inc. (“Stanger”), each of which is an independent consultant and service provider to the real estate industry.

The Company considered whether to include a quantitative sensitivity illustration in the Form 8-K and decided against it because the Company believed it could be confusing to investors to apply discretionary discount rates or residual capitalization rates and present resulting values that differ from the market value conclusions of PKF and Stanger. Nonetheless, the Company understands the concerns of the Staff and will prospectively revise future filings to include a quantitative sensitivity illustration.

The Company acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jaime G. John

United States Securities and Exchange Commission

January 13, 2016

Sincerely,

/s/ Hisham A. Kader
Hisham A. Kader
Chief Financial Officer

Enclosures

cc:        Sapna Sanagavarapu, Esq.
W. P. Carey Inc.

Kathleen L. Werner, Esq.

Clifford Chance US LLP